

Mail Stop 3561

May 3, 2007

Mr. Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, NJ 07081

> **Re:** **Village Super Market, Inc.**
> **Form 10-K for the year ended July 29, 2006**
> **Filed October 23, 2006**
> **File No. 0-2633**

Dear Mr. Begley:

We reviewed your response to our prior comment on the above referenced filings as set forth in your letter dated April 5, 2007. Our review resulted in the following accounting comment.

1. We reissue our prior comment to you in our letter dated March 23, 2007. For your reference we have repeated the comment below. Furthermore, please show us what your proposed disclosure will look like with respect to this issue.

    SFAS no. 128 has always required the use of the two-class method of computing basic and diluted EPS for those companies with multiple classes of common stock with differing dividend rates. We consider your Class B common stock to be an additional class of common stock under paragraph 60.b. of SFAS 128. As such we would expect you to calculate basic and diluted EPS using the two-class method in accordance with paragraph 61 of SFAS 128. With respect to your belief that it is unreasonable to assume a disproportionate allocation of undistributed earnings due to the control of the Board of Directors by the Class B stockholders, it is our understanding that the Class A shares are entitled to dividends 54% greater than that paid on the Class B shares. In this regard, it would appear appropriate to use the contractually established ratio in determining the allocation of undistributed earnings to the individual classes of common stock in applying the two-class method. Please revise your financial statements to present both basic and diluted earnings per share for each class of common stock consistent with the requirement of paragraph 61(d) of SFAS no. 128.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 or, the undersigned at (202) 551-3841.

Sincerely,

Michael Moran, Esq.
Branch Chief